Exhibit 99.1

New Gold Provides Update on Delineation and Exploration Programs at the New Afton and Rainy River Operations

TORONTO--(BUSINESS WIRE)--May 29, 2019--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) provides an update on the 2019 delineation and exploration programs at the New Afton and Rainy River Mines. The Company had previously announced its intention to refocus the Company’s efforts on identifying organic growth opportunities by launching strategic exploration programs at both assets.

New Afton 2019 Exploration Program

The New Afton delineation and exploration programs are currently underway and include three key initiatives: 1) underground drilling to delineate and expand mineral resources within the Sub-level cave (“SLC”) Zone located to the east of the planned B3 block cave (Figure 1); 2) underground exploration drilling of the D-Zone target to test the potential for additional mineral resources down plunge of the C-Zone block cave mineral reserve (Figure 1); and 3) surface geophysical and geochemical surveys along the prospective Cherry Creek trend located within three kilometres of the New Afton mill (Figure 2).

SLC Zone

The drilling program for the SLC Zone was launched in February, with 46 holes completed to date totalling 9,100 metres, and exceeding the originally planned 8,700 metres. Results confirm the continuity of copper-gold mineralization that measures approximately 200 by 80 metres in plan and 200 metres down dip (Figures 3 to 6). Final results for these holes will be incorporated into the Company’s 2019 year-end mineral resource update. The SLC Zone drilling program is using an average of 30 metre drill hole spacings to support the anticipated delineation of measured and indicated mineral resources. Drilling continues to test the SLC Zone mineralization as it extends to the west and at depth (Refer to Table 1 at the end of this news release for full drill results).

SLC Zone Drill Highlights
Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
EA19-202	88	156	68	66.4	1.85	2.97
Includes	90	122	32	31.2	2.89	4.33
EA19-204	132	156.7	24.7	24	2.48	0.74
Includes	146	154	8	7.8	5.01	0.95
EA19-210	124	151.8	27.8	25.9	1.43	0.51
EA19-213	164	222	58	47.1	0.74	0.56
Includes	164	174	10	8.1	1.42	1.34
EA19-215	74	106	32	31.8	1.75	2.42
	122	152	30	29.8	1.64	0.90
	152	154	2	2.0	48.90	1.73
EA19-217	38	46	8	7.8	2.33	1.80
	80	158	78	76.6	1.01	1.41
Includes	82	130	48	47.1	1.27	1.96
	158	160	2	2.0	20.00	2.52
	160	176	16	15.7	2.08	0.31
Includes	166	172	6	5.9	3.80	0.57
EA19-228	164	226	62	38.6	1.20	1.11
Includes	172	200	28	17.4	1.98	1.70
EA19-230	50	135	85	82.2	1.31	1.57

D-Zone

Exploration drilling in the D-Zone was launched in the second quarter of 2019 and is designed to test the potential for additional mineral resources below the C-Zone block cave reserve. Two holes totalling 1,630 metres of the planned 8,500 metres have been completed to date, which have intercepted moderate to strong chalcopyrite mineralization over narrow widths within a broader zone of weaker mineralization. A third step-out hole to evaluate whether the grade and thickness of copper-gold occurrences increase further down plunge is in progress. Results of this initial test will be evaluated following the conclusion of the drilling program in August.

Cherry Creek Trend

Exploration of the regional mineral tenements as they extend outside the New Afton Mine lease will be launched as early as the third quarter of 2019, once permits have been received. Reconnaissance surveys that were completed in 2017 and 2018 identified a 12 kilometre trend of anomalous copper-gold mineralization associated with epithermal and porphyry style alteration along the Cherry Creek fault trend, located within three kilometres of the New Afton Mine site. Geochemical and geophysical grid surveys are planned to define and prioritize prospective targets to be further evaluated through a first pass drilling campaign scheduled to commence towards the end of the third quarter of 2019.

Rainy River 2019 Exploration Program

Exploration drilling to test the potential for additional gold mineralization in the sequence of favourable host rocks as it extends north of the Intrepid Zone will commence at the end of May. Additionally, surface reconnaissance exploration over the Company’s broader regional claim holdings to the northeast and southwest of the mine area is planned to start early in the third quarter of 2019 (Figure 7).

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining Company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100 per cent of the Blackwater project located in Canada. New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to future exploration activities and the timing of such activities, the results of exploration activities including future reserve or resource estimates and their timing, and expansion of mineralization and future growth opportunities.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and New Afton mines being consistent with New Gold’s current expectations; and (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, excess water, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mr. Michele Della Libera, Director Exploration of New Gold. Mr. Della Libera is a Professional Geoscientist (P.Geo.) and Practising Member of the Engineers and Geoscientists of British Columbia, the Association of Professional Geoscientists of Ontario and a “Qualified Person” as defined under National Instrument 43-101. Mr. Della Libera has verified the data disclosed in this news release, including the exploration, analytical and testing data underlying the information. His verification included a review of the applicable assay databases and reviews of the assay certificates. No limitations were imposed on Mr. Della Libera’s verification process.

New Gold maintains a Quality Assurance / Quality Control (“QA/QC”) program at its New Afton mine operation using industry best practices and is consistent with the QA/QC protocols in use at all of the Company’s exploration and development projects. Key elements of New Gold’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is sampled at regular two metres intervals, halved and shipped in sealed bags to Actlabs Laboratories in Kamloops, British Columbia. Additional information regarding the Company’s quality assurance processes is set out in the March 25, 2015 New Afton NI 43-101 Technical Report available at www.sedar.com.

For additional technical information on New Gold’s material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold’s Annual Information Form for the year ended December 31, 2018.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Table 1: SLC and D-Zone Drill Assay Summary
Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
EA19-202	0.78	36	35.22		0.06	0.13
SLC Zone	36	42	6		2.16	0.67
	42	70	28		0.05	0.11
	70	88	18		0.04	0.04
SLC Zone	88	156	68	66.4	1.85	2.97
Includes	90	122	32	31.2	2.89	4.33
Includes	130	140	10	9.8	1.32	2.65
	156	172	16		0.03	0.06
	172	184	12		0.26	0.29
	184	190.5	6.5		0.05	0.03
EA19-203	0.67	6	5.33		0.01	0.07
	6	66	60		0.05	0.12
	66	194	128		0.02	0.04
	194	210	16		0.12	0.14
	210	249.94	39.94		0.03	0.06
EA19-204	0.78	34	33.22		0.05	0.11
SLC Zone	34	42	8	7.8	0.88	1.24
	42	106	64		0.19	0.31
	106	132	26		0.19	0.31
SLC Zone	132	156.67	24.67	24.0	2.43	0.74
Includes	146	154	8	7.8	5.01	0.95
EA19-205	0.65	6	5.35		0.02	0.07
	6	44	38		0.07	0.11
	44	80	36		0.04	0.08
	80	150	70		0.01	0.03
	150	166	16		0.02	0.11
	166	200	34		0.02	0.05
SLC Zone	200	206	6	4.3	0.64	0.87
	206	276	70		0.01	0.02
	276	285.6	9.6		0.14	0.11
EA19-206	0.62	38	37.38		0.06	0.10
SLC Zone	38	46	8		0.78	0.78
	46	118	72		0.02	0.03
	118	152	34		0.16	0.15
SLC Zone	152	168	16	13.9	0.56	0.64
	168	173.13	5.13		0.04	0.08
EA19-207	0.55	22	21.45		0.08	0.05
	22	32	10		0.25	1.45
	32	88	56		0.01	0.02
	88	98	10		0.06	0.14
SLC Zone	98	129.84	31.84	30.5	0.41	0.65
Includes	114	128	14	13.4	0.60	1.11
EA19-208	0	18	18		0.05	0.07
	18	26	8		0.09	0.09
	26	34	8		0.57	0.24
Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
	34	56	22		0.02	0.08
SLC Zone	56	72	16	10.3	1.20	1.08
	72	100	28		0.03	0.05
	100	118	18		0.12	0.33
	118	146	28		0.04	0.07
	146	170	24		0.36	0.13
	170	180	10		0.09	0.05
	180	192	12		0.45	0.20
	192	206	14		0.14	0.08
	206	246.86	40.86		0.04	0.04
EA19-209	0.19	10	9.81		0.06	0.12
	10	52	42		0.02	0.04
	52	58	6		0.11	0.21
SLC Zone	58	84	26	25.9	1.09	1.40
	84	100	16		0.06	0.17
	100	124.97	24.97		0.27	0.36
EA19-210	0.61	26	25.39		0.10	0.14
	26	36	10		0.01	0.08
	36	46	10		0.62	0.60
	46	78	32		0.02	0.03
	78	124	46		0.05	0.10
SLC Zone	124	151.79	27.79	25.8	1.43	0.51
Includes	146	151.79	5.79	5.4	3.69	1.07
EA19-211	0.62	34	33.38		0.09	0.09
	34	64	30		0.02	0.11
	64	70	6		0.21	0.40
	70	98	28		0.01	0.02
	98	110	12		0.27	0.20
	110	118	8		0.02	0.06
	118	128	10		0.27	0.24
EA19-211	128	148	20		0.04	0.09
SLC Zone	148	158	10	9.1	0.42	0.24
	158	212.45	54.45		0.03	0.01
EA19-212	0.76	12	11.24		0.03	0.05
	12	54	42		0.06	0.13
	54	68	14		0.66	0.75
	68	80	12		0.14	0.24
	80	144	64		0.05	0.02
SLC Zone	144	174	30	22.6	0.57	0.77
Includes	148	154	6	4.5	0.94	1.17
SLC Zone	162	170	8	6.0	0.79	1.26
	174	186	12		0.05	0.09
	186	198	12		0.08	0.30
	198	221.89	23.89		0.09	0.15
EA19-213	0.15	38	37.85		0.08	0.10
	38	66	28		0.02	0.06
Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
	66	84	18		0.05	0.16
	84	108	24		0.05	0.04
	108	140	32		0.04	0.12
	140	164	24		0.12	0.07
SLC Zone	164	222	58	47.1	0.74	0.56
Includes	164	174	10	8.1	1.42	1.34
	222	240	18		0.01	0.02
EA19-214	0.66	10	9.34		0.07	0.14
	10	24	14		0.03	0.06
	24	34	10		0.34	0.86
	34	92	58		0.02	0.04
SLC Zone	92	128	36	36.0	1.17	0.53
Includes	92	104	12	12.0	1.51	1.25
	128	132.59	4.59		0.05	0.05
EA19-215	0.57	22	21.43		0.05	0.06
	22	32	10		0.37	0.25
	32	74	42		0.02	0.03
SLC Zone	74	106	32	31.8	1.75	2.42
	106	122	16		0.07	0.09
SLC Zone	122	152	30	29.8	1.64	0.90
SLC Zone	152	154	2	2.0	48.90	1.73
	154	157.58	3.58		0.23	0.05
EA19-216	0.59	24	23.41		0.07	0.10
SLC Zone	24	30	6	5.6	1.01	0.64
	30	68	38		0.01	0.01
SLC Zone	68	90	22	20.7	0.51	0.79
	90	106	16		0.03	0.03
SLC Zone	106	116	10	9.4	0.42	0.33
	116	138.38	22.38		0.03	0.02
EA19-217	0.64	38	37.36		0.08	0.07
SLC Zone	38	46	8	7.8	2.33	1.80
	46	56	10		0.02	0.03
	56	66	10		0.03	0.17
	66	80	14		0.03	0.04
SLC Zone	80	158	78	76.6	1.01	1.41
Includes	82	130	48	47.1	1.27	1.96
SLC Zone	158	160	2	2.0	20.00	2.52
SLC Zone	160	176	16	15.7	2.08	0.31
Includes	166	172	6	5.9	3.80	0.57
	176	178.92	2.92		0.34	0.10
EA19-218	0.71	36	35.29		0.04	0.16
	36	88	52		0.01	0.02
	88	98	10		0.06	0.13
SLC Zone	98	138	40	40.0	0.93	0.92
	138	143.26	5.26		0.03	0.03
EA19-219	2	8	6		0.03	0.07
Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
	8	38	30		0.03	0.10
	38	44	6		0.13	0.64
	44	92	48		0.02	0.04
	92	100	8		0.11	0.41
	100	112	12		0.01	0.11
SLC Zone	112	152	40	39.2	0.77	0.48
	152	165.2	13.2		0.15	0.12
EA19-220	0.6	22	21.4		0.12	0.18
	22	40	18		0.03	0.11
	40	50	10		0.26	0.66
	50	122	72		0.02	0.03
SLC Zone	122	158	36	30.5	0.47	0.35
	158	178	20		0.03	0.04
	178	185.93	7.93		0.16	0.21
EA19-221	0.32	148	147.68		0.01	0.03
	148	205.13	57.13		0.03	0.05
EA19-222	0	46	46		0.05	0.09
	46	66	20		0.13	0.32
	66	142	76		0.03	0.03
SLC Zone	142	166	24	19.7	0.94	0.79
	166	184	18		0.07	0.08
	184	208	24		0.35	0.28
	208	210.01	2.01		0.00	0.01
EA19-223	0.2	124	123.8		0.02	0.03
	124	144	20		0.08	0.14
	144	178	34		0.03	0.03
EA19-224	0	500	500		No Assays
	500	784	284		0.10	0.03
D-Zone	784	790	6	NA	0.15	0.40
	790	818.18	28.18		0.05	0.05
EA19-225	0.13	94	93.87		0.02	0.03
	94	99.97	5.97		0.11	0.19
SLC Zone	99.97	112.17	12.2	11.6	0.14	0.31
EA19-226	0.21	34	33.79		0.07	0.17
	34	74	40		0.02	0.03
SLC Zone	74	100	26	25.5	0.74	1.36
	100	120	20		0.11	0.12
	120	151.18	31.18		0.03	0.03
EA19-227	0.5	186	185.5		0.02	0.03
	186	210	24		0.09	0.17
	210	222.19	12.19		0.02	0.05
EA19-228	1.6	16	14.4		0.02	0.04
	16	34	18		0.07	0.10
	34	40	6		0.62	0.20
	40	62	22		0.06	0.11
SLC Zone	62	104	42	26.1	0.56	0.59
Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
	104	164	60		0.07	0.04
SLC Zone	164	226	62	38.6	1.20	1.11
Includes	172	200	28	17.4	1.98	1.70
	226	254	28		0.04	0.04
	254	260	6		0.08	0.18
	260	271.88	11.88		0.33	0.29
EA19-229	0.62	100	99.38		0.02	0.03
	100	112	12		0.05	0.11
EA19-229	112	124	12		0.03	0.08
SLC Zone	124	134	10	10.0	0.35	0.29
	134	157.89	23.89		0.01	0.05
EA19-230	0	30	30		0.04	0.12
	30	50	20		0.03	0.05
SLC Zone	50	135.03	85.03	82.2	1.31	1.57
EA19-231	0.16	88	87.84		0.02	0.03
	88	100	12		0.02	0.16
	100	160	60		0.02	0.06
SLC Zone	160	168	8		0.13	0.11
	168	176.17	8.17		0.03	0.04
EA19-232	0.1	18	17.9		0.11	0.09
	18	28	10		0.03	0.06
SLC Zone	28	40	12	11.6	0.49	0.84
	40	94	54		0.02	0.02
	94	112	18		0.03	0.12
SLC Zone	112	126	14	13.5	1.32	1.32
	126	149.35	23.35	22.5	0.37	0.19
EA19-233	0.31	124	123.69		0.01	0.02
	124	136	12		0.06	0.08
SLC Zone	136	142	6		0.18	0.59
	142	156	14		0.01	0.05
SLC Zone	156	163.37	7.37	7.4	1.14	0.90
	163.37	167.03	3.66		0.02	0.02
EA19-234	0.43	30	29.57		0.07	0.08
	30	74	44		0.02	0.03
SLC Zone	74	120	46	44.8	1.03	0.97
Includes	78	102	24	23.4	1.63	1.62
	120	132	12		0.01	0.01
EA19-235	0.11	116	115.89		0.01	0.02
	116	134	18		0.11	0.19
	134	168	34		0.05	0.09
SLC Zone	168	184	16	14.9	0.83	1.19
SLC Zone	184	232	48	44.7	0.41	0.53
	232	234.09	2.09		0.01	0.02
EA19-236	0.4	36	35.6		0.06	0.08
	36	44	8		0.07	0.36
	44	92	48		0.02	0.04
Includes	100	122	22	21.6	0.38	1.11
Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
	154	164	10		0.06	0.11
	164	182.27	18.27		0.01	0.01
EA19-237	0.5	6	5.5		0.02	0.02
	6	34	28		0.08	0.12
SLC Zone	34	54	20		0.26	0.58
	54	104	50		0.02	0.01
	104	120	16		0.05	0.08
	120	144	24		0.01	0.02
	144	154	10		0.12	0.06
SLC Zone	154	194	40	36.7	0.31	0.23
	194	195.99	1.99		0.02	0.03
EA19-238	0.6	22	21.4		0.04	0.05
	22	50	28		0.06	0.13
SLC Zone	50	58	8	6.8	4.18	1.86
	58	164	106		0.01	0.02
SLC Zone	164	220	56	47.9	0.38	0.38
	220	225.25	5.25		0.11	0.05
EA19-239	0.4	12	11.6		0.02	0.03
	12	46	34		0.11	0.13
	46	54	8		0.81	1.01
	54	172	118		0.03	0.02
SLC Zone	172	196	24	22.0	0.46	0.51
	196	225.86	29.86		0.06	0.07
EA19-240	0	24	24		0.07	0.05
	24	48	24		0.17	0.21
	48	58	10		0.01	0.06
SLC Zone	58	84	26		0.34	0.48
	84	174	90		0.03	0.02
SLC Zone	174	249.33	75.33	56.4	0.55	0.69
Includes	232	240	8	6.0	1.05	1.46
EA19-241	0	548	548		No assays
	548	556	8		0.10	0.03
D-Zone	556	570	14	5.1	0.78	0.27
	570	668	98		0.06	0.06
D-Zone	668	674	6	2.2	0.44	0.47
	674	812.43	138.43		0.07	0.08
EA19-242	0	7.5	7.5		No assays
	7.05	12	4.95		0.01	0.03
	12	40	28		0.12	0.12
	40	50	10		0.18	0.70
	50	118	68		0.04	0.04
SLC Zone	118	142	24	23.4	0.79	0.67
Includes	124	132	8	7.8	1.77	1.35
	142	188	46		0.01	0.03
	188	202	14		0.17	0.28
	202	225.24	23.24		0.06	0.09
Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
EA19-243	0.13	4	3.87		0.04	0.02
	4	38	34		0.07	0.14
	38	84	46		0.03	0.05
SLC Zone	84	118	34	34.0	0.99	1.16
	118	124.66	6.66		0.02	0.01
EA19-244	2	150	148		0.02	0.02
SLC Zone	150	162	12		0.16	0.34
	162	214	52		0.05	0.07
	214	226	12		0.09	0.15
	226	238.66	12.66		0.01	0.02
EA19-245	0	136	136		0.03	0.03
	136	160	24		0.06	0.10
	160	174	14		0.20	0.16
SLC Zone	174	182	8	8.0	0.28	2.12
	182	208	26		0.15	0.12
	208	220.37	12.37		0.01	0.03
EA19-246	0	142	142		0.03	0.02
	142	212	70		0.07	0.09
SLC Zone	212	224	12		0.04	0.23
	224	292	68		0.02	0.02
EA19-247	0.15	142	141.85		0.03	0.02
	142	154	12		0.14	0.17
	154	166	12		0.02	0.04
	166	178	12		0.15	0.23
	178	186	8		0.05	0.12
SLC Zone	186	216	30	29.4	0.15	0.80
	216	258	42		0.04	0.05
SLC Zone	258	264	6	5.9	1.10	0.45
	264	274	10		0.08	0.05
EA19-247	274	292	18		0.22	0.24
	292	293.52	1.52		0.11	0.12
EA19-248	0	14	14		0.04	0.02
	14	24	10		0.08	0.07
	24	56	32		0.32	0.38
	56	138	82		0.03	0.02
	138	156	18		0.66	0.09
	156	172	16		0.02	0.06
SLC Zone	172	218	46	43.8	0.77	1.36
Includes	180	200	20	19.1	1.11	2.31
	218	298	80		0.03	0.04
	298	306	8		0.27	0.22
	306	313.33	7.33		0.06	0.04
EA19-249	0.25	82	81.75		0.02	0.02
	82	100	18		0.18	0.11
	100	224	124		0.04	0.03
	224	238	14		0.15	0.07
	238	254	16		0.04	0.02
Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
	254	270	16		0.14	0.11
	270	296	26		0.04	0.03
SLC Zone	296	322	26	25.3	0.80	0.61
	322	328.57	6.57		0.04	0.05

Drill Hole Collar Coordinates
Drill Hole ID	UTM_ North (metres)	UTM_East (metres)	Elevation (masl)	Total Depth (metres)	Azimuth (degrees)	Inclination (degrees)
EA19-202	675419	5614855	32	191	128.95	-12.45
EA19-203	675420	5614855	31	250	124.68	-35.73
EA19-204	675415	5614790	-8	157	148.72	-13.67
EA19-205	675420	5614855	31	286	140.04	-43.77
EA19-206	675416	5614792	-7	173	137.73	-30.02
EA19-207	675419	5614854	33	130	154.06	16.86
EA19-208	675416	5614792	-8	247	140.32	-50.08
EA19-209	675421	5614856	32	125	110.94	4.07
EA19-210	675416	5614791	-7	152	152.65	-22.01
EA19-211	675420	5614855	32	212	125.04	-24.73
EA19-212	675416	5614791	-8	222	155.42	-41.22
EA19-213	675419	5614855	32	241	144.07	-35.78
EA19-214	675416	5614792	-6	133	137.63	2.16
EA19-215	675419	5614855	33	158	135.67	6.14
EA19-216	675416	5614792	-5	138	146.62	19.59
EA19-217	675419	5614855	31	179	140.20	-10.91
EA19-218	675416	5614791	-7	143	152.64	-1.98
EA19-219	675416	5614792	-5	165	160.28	-11.64
EA19-220	675416	5614792	-7	186	149.34	-31.98
EA19-221	675475	5614920	35	205	148.23	-17.09
EA19-222	675416	5614791	-8	210	161.13	-34.70
EA19-223	675475	5614919	34	178	136.93	-11.25
EA19-224	675113	5614649	-64	818	181.13	-73.98
EA19-225	675474	5614921	35	112	137.93	17.55
EA19-226	675416	5614791	-6	151	158.41	10.97
EA19-227	675475	5614919	34	222	137.80	-35.67
EA19-228	675415	5614793	-6	272	155.97	-51.53
EA19-229	675475	5614920	34	158	129.68	-3.97
EA19-230	675417	5614793	-6	135	111.15	14.74
EA19-231	675475	5614919	34	176	114.71	-4.29
EA19-232	675416	5614792	-6	149	140.65	-14.60
EA19-233	675475	5614919	34	167	147.99	-0.23
EA19-234	675416	5614791	-6	133	134.10	13.04
EA19-235	675475	5614919	34	234	161.48	-21.34
EA19-236	675416	5614791	-5	182	170.54	-10.52
EA19-237	675416	5614792	-6	196	166.32	-23.41
EA19-238	675417	5614792	-6	225	170.30	-31.31
EA19-239	675415	5614791	-7	226	176.63	-23.67
EA19-240	675416	5614791	-7	249	169.26	-41.59
EA19-241	675113	5614649	-64	812	199.09	-68.68
EA19-242	675415	5614791	-7	225	180.90	-12.36
EA19-243	675416	5614792	-6	125	171.26	0.78
EA19-244	675475	5614919	34	239	158.04	-25.75
EA19-245	675269	5614830	21	220	144.72	-2.49
EA19-246	675269	5614830	20	292	140.80	-31.30
EA19-247	675268	5614830	21	294	154.81	-11.19
EA19-248	675415	5614790	-7	313	192.51	-17.63
EA19-249	675268	5614829	21	329	166.42	-13.16

CONTACT:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Toll free: 1 (888) 315-9715
Email: anne.day@newgold.com